Exhibit 12.1

PETROLEUM DEVELOPMENT CORPORATION

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007		2006		2005		2004		2003
	(dollars in thousands)
Earnings
Income before income taxes	$54,190		$387,409		$66,128		$53,478		$34,618
Fixed charges (see below)	12,796		4,187		317		338		1,008
Amortization of capitalized interest	111		60		—		—		—
Interest capitalized	(3,023)		(1,620)		—		—		—

Total adjusted earnings available for fixed charges	$64,074		$390,036		$66,445		$53,816		$35,626

Fixed Charges
Interest and debt expense(a)	$9,279		$2,443		$217		$238		$816
Interest capitalized	3,023		1,620		—		—		—
Interest component of rental expense(b)	494		124		100		100		192

Total fixed charges	$12,796		$4,187		$317		$338		$1,008

Ratio of Earnings to Fixed Charges	5.0	x	93.2	x	209.6	x	159.2	x	35.4	x

(a)	Represents interest expense on long-term debt and amortization of debt issuance costs.

(b)	Represents the portion of rental expense which we believe represents an interest component.